SECOND AMENDMENT TO REAL ESTATE SALES AGREEMENT

THIS SECOND AMENDMENT TO REAL ESTATE SALES AGREEMENT (the "Second Amendment") is made as of May ___, 2006 by and between, LINCOLN-CARLYLE ILLINOIS CENTER, LLC, ("**Seller**"), and PARKWAY PROPERTIES LP, a Delaware limited partnership ("**Purchaser**").

A.   Purchaser and Seller entered into that certain Real Estate Sales Agreement dated effective as of April 18, 2006, as amended by that certain First Amendment to Real Estate Sales Agreement effective as of April 26, 2006 (the "**Agreement**"); and

B.   Purchaser and Seller have agreed to certain modifications to the Agreement and desire to amend the Agreement to reflect such modifications.

C.   All capitalized terms defined in the Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Agreement unless the context hereof clearly requires otherwise.

NOW, THEREFORE, in consideration of the mutual undertakings and covenants herein contained, Purchaser and Seller hereby covenant and agree as follows:

1.   Closing Date. The date of Closing set forth in Section 10(a) of the Agreement is hereby extended to Friday, June 23, 2006.

2.   Interest Credit. Purchaser and Seller acknowledge that the terms of Seller's existing mortgage financing permit prepayment only on the 11th day of any calendar month (or, if the 11th is not a Business Day, on the first Business Day thereafter). Accordingly, in the event that Closing is not extended to the Extended Closing Date (as hereinafter defined), Seller shall receive a credit at Closing equal to the amount of interest required to be paid under Seller's existing loan for the period beginning on and including the Closing Date (as hereby extended) and ending on July 11, 2006 (the "**Stub Interest Credit**").

3.   Fourth Earnest Money Deposit; Initial Release of Earnest Money Funds. Concurrently with the execution of this Amendment, Purchaser shall (a) deposit additional Earnest Money of Five Million Dollars ($5,000,000) into the existing escrow with the Title Company (the "**Fourth Earnest Money Deposit**"), which amount shall be deemed to constitute part of the Earnest Money, and shall be administered and paid in the same manner as the Earnest Money, and (b) instruct the Title Company to pay Two Million Dollars ($2,000,000) of the Earnest Money (the "**Initial Release Funds**") to Seller, which Initial Release Funds shall be nonrefundable and shall be retained by Seller; provided, however, that in the event of any termination of the Agreement pursuant to which the Earnest Money is to be returned to Purchaser under the terms of the Agreement, Seller shall return the Initial Release Funds to Purchaser.

4.   Purchaser's Option to Extend; Fifth Earnest Money Deposit and Second Release of Earnest Money Funds. Purchaser shall have the right, in its sole discretion to be exercised by notice to Seller not later than June 20, 2006 (the "**Extension Notice**"), to further extend the Closing Date to Tuesday, July 11, 2006 (the "**Extended Closing Date**"). Concurrently with the delivery of the Extension Notice, Purchaser shall (a) deposit additional Earnest Money of Five Million Dollars ($5,000,000) into the existing escrow with the Title Company (the "**Fifth Earnest Money Deposit**"), which amount shall be deemed to constitute part of the Earnest Money, and shall be administered and paid in the same

manner as the Earnest Money, and (b) instruct the Title Company to pay Three Million Dollars ($3,000,000) of the Earnest Money to Seller (the "**Second Release Funds**" and, together with the Initial Release Funds, the "**Release Funds**"), which Release Funds shall be nonrefundable and shall be retained by Seller; provided, however, that in the event of any termination of the Agreement pursuant to which the Earnest Money is returned to Purchaser under the terms of the Agreement, Seller shall return the Release Funds to Purchaser.

5. <u>Tenant Estoppels</u>. (a) Notwithstanding anything herein or in the Agreement to the contrary, in the event that Seller fails to obtain and deliver to Seller the required Tenant Estoppels (or Seller Estoppels in lieu thereof to the extent permitted by the Agreement) on or before June 7, 2006, the Closing Date shall be automatically extended to the Extended Closing Date.

(b) For avoidance of doubt: (i) in the event the Closing Date is extended to the Extended Closing Date pursuant to Section 5(a), Purchaser shall not be required to deliver the Extension Notice, deposit the Fifth Earnest Money Deposit, or instruct the Title Company to deliver the Second Release Funds to Seller, and (ii) in the event the Closing Date is extended to the Extended Closing Date, whether pursuant to Section 4 or Section 5(a), in no event shall Seller be required to request or obtain Tenant Estoppels with effective dates subsequent to those Tenant Estoppels previously requested by Seller pursuant to the Agreement.

6. <u>Ratification of Agreement</u>. As amended herein the Agreement shall remain in full force and effect and, except as expressly amended herein shall be unaffected hereby.

7. <u>Facsimile/PDF Signatures</u>. In order to expedite the execution of this Second Amendment, facsimile signatures, whether delivered by telecopier or e-mail, may be used in place of original signatures on this Second Amendment. Purchaser and Seller intend to be bound by such facsimile signatures, acknowledge that the other party will rely on such signatures, and hereby waive any defenses to the enforcement of the terms of this Second Amendment based on the form of signature.

8. <u>Counterparts</u>. This Second Amendment may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

[Signatures pages follow]

Seller's Signature Page to
Second Amendment To Real Estate Sales Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment as of the date first above written.

SELLER: LINCOLN-CARLYLE ILLINOIS CENTER LLC, a Delaware limited liability company

By: LINCOLN-CARLYLE ILLINOIS CENTER MEZZANINE LLC, a Delaware limited liability company, its sole member

By: LINCOLN-ILLINOIS CENTER LLC, a Delaware limited liability company, its manager

By: LINCOLN INVESTORS GROUP 3, INC., a Texas corporation, its manager

By:________________________________
Name: John B. Grissim
Title: Vice President

Purchaser's Signature Page to
<u>Second Amendment To Real Estate Sales Agreement</u>

      IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment as of the date first above written.

PURCHASER: PARKWAY PROPERTIES LP, a Delaware limited partnership

                               By: PARKWAY PROPERTIES GENERAL PARTNERS, INC., a Delaware corporation, its sole general partner

                               By:_____
                               Name:_____
                               Title:_____

                               By:_____
                               Name:_____
                               Title:_____